Contact

www.linkedin.com/in/ashley-bratcher-824ab41a8 (LinkedIn)

Top Skills

Acting
CEOs
Film

Ashley Bratcher

CEO Simple Jane Films
Atlanta, Georgia, United States

Summary

CEO of Simple Jane Films, award winning actress, producer, and star of the box office hit, Unplanned. A Campbell University Bachelor of Arts cum laude graduate and a Notre Dame Vita Institute Alumni. Over a decade of experience in the film industry with 40+ film and television credits. Mental health and human rights advocate. Animal Rescue lover. Philanthropist and co-founder of the Unplanned Movie Scholarship fund to provide financial and material assistance to mothers seeking to continue their education.

Experience

Frankie's Story, LLC.

Managing Member
March 2020 - Present (4 years 1 month)
Atlanta, Georgia, United States

Simple Jane Films

Chief Executive Officer
January 2020 - Present (4 years 3 months)

Sol Talent

Actor
February 2013 - Present (11 years 2 months)
Atlanta, Georgia, United States

Education

Campbell University

Bachelor of Arts - BA · (August 2006 - December 2008)

University of Notre Dame

Vita Institute